Filed by Citigroup Inc.

Pursuant to Rule 425

Under the Securities Act of 1933

Subject Company: Nikko Cordial Corporation

Commission File No.: 1-9924

October 31, 2007

Nikko Cordial Corporation

October 31, 2007

To Whom It May Concern

Company Name: Nikko Cordial Corporation

Representative: Shoji Kuwashima, President

(Code 8603 First Section of TSE, OSE, NSE)

Inquiries: Public Relations Division

(Phone: 03-5644-4551)

Notice concerning the Signing of the Share Exchange Agreement and Changes in Distribution of

Retained Earnings and Fiscal Year

This is to announce that, in accordance with a resolution made today by its board of directors, Nikko Cordial Corporation (“NCC” or the “Company”), pursuant to the Basic Agreement for a share exchange transaction announced on October 2, 2007, with Citigroup Japan Holdings Ltd. (“CJH”), the Company’s parent company, as well as Citigroup Inc. (“Citigroup”), the 100% parent company of CJH, has signed the Share Exchange Agreement with CJH. Under the Share Exchange Agreement, NCC shall become a wholly-owned subsidiary of CJH in exchange for Citigroup common stock (the “Share Exchange”).

In addition, we hereby announce that the Company’s board of directors has resolved to include the following agenda items for its extraordinary general meeting of shareholders to be held on December 19, 2007 (the “Shareholders Meeting”): “the approval of the Share Exchange Agreement between NCC and CJH” and “partial amendments to the Articles of Incorporation”. The agenda item for “partial amendments to the Articles of Incorporation” includes a proposal to change the fiscal year end to December 31. In accordance with the Share Exchange Agreement, dividends will not be distributed for the third quarter of the fiscal year ending March 31, 2008, which has a record date of December 31, 2007.

Meanwhile, in accordance with prescribed procedures, upon the execution of the Share Exchange pursuant to the Share Exchange Agreement, the Company’s shares will be delisted from the Tokyo Stock Exchange, Osaka Securities Exchange and Nagoya Stock Exchange. The effective date of the Share Exchange is currently scheduled for January 29, 2008.

I. Signing of the Share Exchange Agreement

1.	Purpose of the Share Exchange

A.	Purpose of the Share Exchange

On March 6, 2007, the Company entered into a comprehensive strategic alliance agreement consisting of a broad business and a capital alliance with Citigroup in line with its medium-to-long-term group business strategy. Between March 15 and April 26, 2007, Citigroup conducted a tender offer for the Company’s shares (the “Tender Offer”) in accordance with a comprehensive strategic alliance agreement NCC entered into with them. As a result of the Tender Offer and subsequent market purchases, Citigroup owned, as of October 31, 2007, approximately 67.2% (approximately 68% in terms of percentage of voting rights) of the Company’s total shares outstanding.

The Nikko group believes its strengths lie in its broad customer base established and maintained through its brand, which is recognized as deeply rooted in Japanese culture, and its ability to provide products and services through its extensive multi-channel networks. Citigroup, as a leading global financial services group, boasts a strong global presence, possessing the capability of providing top quality and broad services as well as a high quality corporate governance system. NCC and Citigroup have continued to strengthen their largely complementary businesses by seeking new business alliance opportunities through the capital alliance formed as a result of the Tender Offer and through their various joint ventures.

For instance, as of October 9, 2007, Citibank Securities Japan Limited (an indirect wholly-owned subsidiary of Citigroup) and Nikko Cordial Securities Inc. (a wholly-owned subsidiary of NCC) have announced the launch of preparations for consolidating the retail securities businesses at Citibank Securities Japan Limited with those at Nikko Cordial Securities Inc. as a part of the comprehensive strategic alliance. This integration will enable NCC and Citigroup to offer a wider range of quality products and services to their mutual customers, while capitalizing on the unique features of both companies.

Moreover, NCC and Citigroup are encouraging the creation of a new alliance between the retail securities business of the Nikko group and the banking and credit card businesses of Citigroup in order to provide retail customers a wider range of products and services and are leveraging NCC’s institutional marketing strength and Citigroup’s global network in order to provide Japanese institutional clients with overseas operations with improved products and services.

On August 31, 2007, the Company received the Share Exchange proposal from Citigroup to make the Company a wholly owned subsidiary of CJH, pursuant to a share-for-share exchange, to further strengthen the alliance.

In response to this proposal from Citigroup, the Company, in order to protect the interest of its minority shareholders, collected information, opinions and advice, carefully analyzed and reviewed the details, considered whether the Company should accept the proposal (as described in B and C below) and engaged in discussions and negotiations with Citigroup.

By further reinforcing its alliance with Citigroup through the Share Exchange, the Company believes it can create one of Japan’s leading comprehensive financial services groups with banking and securities capabilities and maximize capital and financing efficiencies. The Company believes it will be able to develop future businesses more flexibly and aggressively based on the wider range of options that will be available. The Company also believes its complementary relationship, in terms of regional and business aspects, can be more fully utilized by further enhancing the value of the Nikko brand.

NCC and Citigroup possess a common view that customers’ needs must be a top priority. They believe that they must provide quality services and products based on this relationship while realizing the highest ethical level of “responsibility to clients” which is one of Citigroup’s “shared responsibilities” (which is a Citigroup slogan) and of “client focus” (which is a Company management principle), in order to become a comprehensive financial services group that is the first choice for consumers. At the same time, the Share Exchange is expected to create further opportunities for the Company’s employees to work and develop.

The Company will become a wholly-owned subsidiary of Citigroup once the Share Exchange takes place and Citigroup’s common shares will serve as the consideration for the transaction. The Company’s shareholders will have the option of selling the Citigroup common shares they receive on the market, or continuing to hold them. The Company believes that the Share Exchange provides sufficient alternatives to adequately address the concerns and needs of the

Company’s shareholders.

B.	Measures Aimed at Achieving a Fair Share Exchange Value

In the Share Exchange, CJH intends to deliver to all NCC shareholders (other than CJH) common shares of Citigroup. Since CJH owns approximately 68% of the total voting rights, the Company concluded that prudent procedures for agreeing to the exchange value and conditions under the Share Exchange should be implemented in the interest of achieving fairness.

On September 5, 2007, the Company’s board of directors established a special committee comprised of four out of the five outside directors deemed to be independent, namely Messrs. Toshio Watanabe (honorary professor of Aoyama University), Keiji Matsumoto (attorney, Matsumoto Law Office), Ikuo Rimbara (President, Nittochi Sougou Sekkei Co. Ltd.) and Yuji Yamamoto (President and CEO, Huron Consulting Group) and determined that it would base its decision in respect of the Share Exchange upon the recommendation of the special committee considering whether: (i) the value of the Company will be enhanced through the Share Exchange; (ii) due considerations have been made to protect minority shareholder interests through fair procedures; and (iii) the structure of the transaction is appropriate.

In addition, as directed by the special committee, the Company appointed Greenhill & Co., LLC (“Greenhill”), a U.S. M&A advisory firm, and GCA (“GCA”), a domestic M&A advisory firm, as independent financial advisors to obtain advice on the calculation of the consideration for the Share Exchange, terms and conditions of the Share Exchange and the transaction based on the Basic Agreement, to obtain an opinion on the fairness of the consideration to be delivered to the minority holders of the Company’s common shares in the Share Exchange and to calculate a fair price for the Company’s common shares.

GCA and Greenhill, while keeping in close contact with the special committee, jointly conducted repeated discussions and negotiations with Citigroup on the value and form of the consideration and other terms of the Share Exchange. As a result, the Company and its board of directors received opinions from Greenhill and GCA that the consideration provided for in the Basic Agreement is fair from a financial point of view to the Company’s minority shareholders. Based on such opinions and other factors and considerations, on October 2, 2007, the Company decided to approve the Share Exchange.*

C.	Measures to Prevent Conflict of Interests

On September 5, 2007, the Company’s board of directors established a special committee (as described in B above) due to concerns about protection of minority shareholder interests, given that the Share Exchange would be conducted with CJH, the owner of approximately 68% of the Company’s voting rights.

On the same day, the special committee appointed Nakamura, Tsunoda, Matsumoto Law Office as its legal advisor, who are independent from the Company, CJH and Citigroup, and recommended the appointment of GCA and Greenhill as financial advisors of NCC as described in B above.

The special committee met a total of 13 times, between September 5 and October 2, 2007, during which consultation matters were deliberated. To collect information for the deliberations, Messrs. Kazuyoshi Kimura, Representative Executive Officer of the Company, Shoji Kuwashima, President & CEO of the Company, as well as other directors, officers and employees of the Company made presentations to the special committee with respect to the enhancement of corporate value which could be achieved through the Share Exchange.

Also, Mori Hamada & Matsumoto, the Company’s legal advisor as to Japanese law, updated the special committee on the progress of the Basic Agreement negotiations, as well as other legal and practical issues from time to time. Davis Polk & Wardwell, the Company’s legal advisor as to U.S. law, assisted Mori Hamada Matsumoto in providing explanations to the special committee in order to enhance the appropriateness of the Share Exchange.

The independent financial advisors, GCA and Greenhill, appointed by the Company as directed by the special committee discussed the fairness of the consideration for the Share Exchange as well as progress of the discussions and negotiations regarding the consideration for the Share Exchange.

The Company’s tax advisor, Deloitte Tohmatsu FSA provided advice on the tax related issues regarding the Share Exchange to the special committee.

Further, Q&A sessions were held by the special committee regarding the Share Exchange with Citigroup, Paul, Weiss, Rifkind, Wharton & Garrison LLP, Citigroup’s U.S. legal advisor, Nishimura & Asahi, Citigroup’s Japanese legal advisor, and Shin-Nihon Ernst and Young, Citigroup’s tax advisor.

The special committee submitted a report to the board of directors on October 2, 2007. The special committee (i) acknowledged it was reasonable that the value of NCC would be maintained and enhanced through the Share Exchange; (ii)

acknowledged that as a whole the terms of the Share Exchange provided for due consideration to protect minority shareholder interests through fair procedures; and (iii) recognized that, based on the structure of the transaction, it was appropriate to enter into and publicly announce the Basic Agreement and then enter into the Share Exchange Agreement after confirming tax and share handling aspects.

Later on the same day, the Company held a board of directors’ meeting specifically to discuss the appropriateness of the Basic Agreement and its terms(including the terms of the Share Exchange)based upon the recommendation of the special committee. As a consequence of such discussions, the Company’s board of directors unanimously approved on October 2, 2007 the execution of the Basic Agreement.

On October 31, 2007, in response to the above special committee report, the Company’s board of directors reviewed issues relating to tax as well as practical matters regarding the Share Exchange. Based on this review and following careful deliberations with respect to the appropriateness of entering into the Share Exchange Agreement and the terms therein, the Company’s board of directors unanimously approved the signing of the Share Exchange Agreement.

Douglas L. Peterson, a director of the Company and Representative Director and CEO of CJH, Steven R. Volk, a director of the Company and vice chairman of Citigroup, and Naoki Inoue, a director appointed by Citigroup, recused themselves from the deliberations (except when deemed necessary to provide an explanation with respect to the Share Exchange) and the vote on the Basic Agreement as well as the Share Exchange Agreement at the Company’s board of directors’ meetings due to the fact that they could be deemed to have conflicts of interest with the Company.

D.	Possibility of Delisting

On the effective date of the Share Exchange, the Company will become a wholly owned subsidiary of CJH. In accordance with criteria for delisting of Tokyo Stock Exchange, Osaka Securities Exchange and Nagoya Stock Exchange, the Company’s shares will be delisted. The precise schedule will be fixed shortly. After the delisting, the Company’s shares will no longer trade on the Tokyo Stock Exchange, Osaka Securities Exchange or Nagoya Stock Exchange. It is also expected that the Company’s shares will be delisted from the Singapore Exchange Securities Trading Limited.

E.	Reasons for Delisting

Delisting the Company’s shares is not the purpose of the Share Exchange, but as described in D above, delisting is scheduled to take place upon the Share Exchange. Because the common shares of Citigroup that will be the consideration for the Share Exchange are listed on the New York Stock Exchange and the Mexico Stock Exchange, and Citigroup has announced that its shares will be listed on the First Section of the Tokyo Stock Exchange as of November 5, 2007, the Company believes that liquidity will be provided to minority shareholders of the Company after the Share Exchange.

2.	Outline of the Share Exchange

A.	Schedule of the Share Exchange

Record date of the Shareholders’ General Meeting: October 28, 2007

Board of Directors’ Meeting for Resolution of the Share Exchange: October 31, 2007

Execution of the Share Exchange Agreement: October 31, 2007

Shareholders Meeting for Approval of the Share Exchange: December 19, 2007 (planned)

Effective date of the Share Exchange: January 29, 2008 (planned)

B.	The Share Exchange Ratio

Upon completion of the Share Exchange in accordance with the Share Exchange Agreement, CJH shall deliver to a shareholder of NCC (excluding CJH) the number of shares of Citigroup common stock (“Citigroup Shares”) obtained by multiplying the total number of shares of common stock of NCC owned by such NCC shareholder by the number of Exchange Shares calculated based on the formula below. Meanwhile, as described below, the Exchange Shares shall be calculated to a thousandth of a Citigroup Share, rounded to the nearest multiple of 0.002 (rounded up in the case of equidistant rounded numbers).

Exchange Shares = ¥1,700/((Citigroup Average Price)x(Exchange Rate))

where:

“Citigroup Average Price” means the average of the volume-weighted average prices per Citigroup Share on the New York Stock Exchange on each of the trading days in the valuation period; provided that, notwithstanding the foregoing, if the Citigroup Average Price as so determined is greater than $58.00, then the Citigroup Average Price shall be $58.00, and if the Citigroup Average Price as so determined is less than $37.00, then the Citigroup Average Price shall be $37.00 (such share prices to be reasonably adjusted, if applicable, for any capital transaction);

”Valuation Period” means the period commencing on (and including) January 15, 2008 and ending on (and including) January 17, 2008 (U.S. Eastern Standard Time); 1

“Exchange Rate” means the average of the mean of the exchange rate quotations for buying and selling spot dollars in Tokyo by telegraphic transfer against Japanese yen, as quoted by The Bank of Tokyo—Mitsubishi UFJ, Ltd. (or, if it does not provide such quotations, Sumitomo Mitsui Banking Corporation), expressed as a number of yen per one U.S. dollar, as of 11:00 a.m. (Tokyo time) on each of the Business Days during the period commencing on (and including) January 15, 2008 and ending on (and including) January 17, 2008;

“Business Day” means a day on which banks are open for business in both Tokyo, Japan and New York, New York, U.S.A.

Meanwhile, if a Capital Transaction occurs as of a record date which falls during or after the Valuation Period but before the Effective Date, the Exchange Shares shall be adjusted proportionately to the relevant ratio of such Capital Transaction, and if a Capital Transaction occurs as of a record date which falls during the Valuation Period the volume-weighted average price per Citigroup Share for all trading days within the Valuation Period prior to such record date shall be adjusted proportionately to such relevant ratio, in each case so as to put NCC shareholders in the same position that they would have been in had such Capital Transaction not taken place. A “Capital Transaction” means a stock dividend, stock split, reverse stock split or similar transaction in connection with the Citigroup Shares that would reasonably require an adjustment of the formula set out above. In addition, if a cash dividend is declared as of a record date which falls during January 2008 before the Effective Date, an appropriate adjustment shall be made to the Exchange Shares to reflect the diminution in value of the Citigroup Shares delivered at the Effective Date as a result of the dividend declaration.

Notwithstanding the foregoing, if the number of Citigroup Shares that would be delivered to any NCC shareholder upon the Effective Date includes a fraction of less than one, CJH shall deliver to such shareholder an amount of cash (“hasu-choseikin”) equal, rounded as necessary up to the nearest whole yen, to the product of such fraction and the market price in lieu of the number of Citigroup shares equal to such fraction. For the purpose of this paragraph, “Market Price” shall mean the price per Citigroup Share in the last sales transaction which is made prior to the day immediately before the Effective _________________________

        1  If the Citigroup Average Price is below $26.00, the Company may terminate the Share Exchange transaction.

Date (US Eastern Standard Time) on the New York Stock Exchange, converted into Japanese yen, rounded as necessary up to the nearest whole yen, at the mean of the last exchange rate quotations for buying and selling spot dollars in Tokyo by telegraphic transfer against Japanese yen, as quoted immediately before the Effective Date by The Bank of Tokyo-Mitsubishi UFJ, Ltd. (or, if it does not provide such quotations, Sumitomo Mitsui Banking Corporation).

C.	Basis for the Share Exchange ratio

a.	Basis for the calculation and calculation process

For the calculation method of the consideration to be paid in the share exchange, based on the proposal from Citigroup, negotiations between Nikko Citigroup Limited and GCA, and other discussions by GCA and Greenhill with Citigroup, it was decided to adopt a collared floating share exchange rate system. Under the collared floating share exchange rate system, the number of common Citigroup shares to be granted per common share of the company is calculated by dividing an agreed value of ¥1,700 per share by the average of the volume-weighted average prices per common share of Citigroup measured on each Business Day from January 15 to 17, 2008. If the average of the volume-weighted average prices per common Citigroup share is outside the range of values from $37.00 to $58.00, the shareholders of the Company will receive a fixed number of Citigroup shares in exchange for shares of the Company based on the relevant end-point of that range.

The board of directors of the Company received the opinions dated October 2, 2007 from GCA and Greenhill with respect to the fairness from a financial point of view of the consideration to be paid under the terms of the basic agreement to the minority shareholders specified in, and subject to such limitations and assumptions set forth within, such opinions. In connection with their opinions, GCA and Greenhill utilized a number of commonly-accepted valuation methodologies in conducting their analyses, including historical share prices, market multiple and comparable transactions valuation analyses. In addition, GCA performed a sum-of-the-parts valuation analysis of NCC, which uses market multiples methodologies and considered other financial information. In the historical share prices analysis, GCA and Greenhill calculated the premium implied by the consideration to be paid in the share exchange, including with reference to (i) the closing price for NCC’s common stock on October 1, 2007, (ii) the average closing price from December 18th, 2006 (the first trading date after Nihon Keizai Shinbun about NCC’s accounting misstatements) to October 1, 2007, and (iii) the average closing price from March 6, 2007 (the date that a comprehensive strategic alliance agreement with Citigroup was signed) through October 1, 2007. In the market multiple analysis, GCA and

Greenhill analyzed the trading valuation multiples of certain selected publicly traded companies they deemed relevant. GCA and Greenhill applied these multiples to NCC’s financial metrics to imply a trading valuation for NCC. In comparable transactions valuation analysis, GCA and Greenhill analyzed the implied valuation multiples or premiums paid for certain selected publicly available transactions they deemed relevant. GCA and Greenhill then applied these multiples or premiums to NCC’s financial metrics or NCC’s closing price on October 1, 2007. In the sum-of-the-parts analysis, GCA analyzed each of NCC’s principal operating divisions using market multiples methodologies and considering other financial information and aggregated the implied value of each operating division. GCA and Greenhill explained the analyses performed in connection with their opinions to NCC’s board of directors, stating a reference share price range based on historical share prices analyses of ¥1,445 to ¥1,600, market multiple analyses of ¥890 to ¥1,424, comparable transactions valuation analyses of ¥1,246 to ¥1,734, and GCA’s sum-of-the-parts valuation analysis of ¥829 to ¥1,720.

Based on advice from their respective legal and financial advisors and the commercial determinations of their boards of directors and management, the two companies conducted several discussions and eventually agreed that the consideration under the terms of the basic agreement and the Share Exchange Agreement is fair.

b.	Relationship with the financial advisors

Neither of GCA nor Greenhill are related to the Company or CJH.

D.	Handling of outstanding NCC share warrants

Outstanding share purchase warrants (shinkabu-yoyaku-ken) issued by the Company in accordance with Articles 280-20 and 280-21 of the Commercial Code prior to the amendments provided under Articles 238 and 249 (Law No. 86 of 2005) and Law Concerning the Improvement of Related Laws in Accordance with the Enforcement of the Company Law (Law No. 87 of 2005) have been granted in the form of stock options to the directors, executive officers and employees of the Company as well as its subsidiaries. The Company, provided that the Share Exchange Agreement is approved at the December 19, 2007 Shareholders Meeting, intends to acquire these options en gratis on January 8, 2008.

Meanwhile, the rights to subscribe for new shares (shinkabu-hikiuke-ken) issued by the Company to its directors and employees as stock options in accordance with Article 280-19 of the Commercial Code prior to the amendments provided under the Law Concerning Partial

Amendments to the Commercial Code (Law No. 128 of 2001) shall not be succeeded by CJH. The Company plans to recommend to the holders of such rights to waive the same before the effective date of the Share Exchange. There are no outstanding convertible bonds of the Company.

3.	Outline of Companies in the Share Exchange

(1) Corporate name	Nikko Cordial Corporation	Citigroup Japan Holdings Ltd.	Citigroup Inc.
(2) Main business	Securities-related financial services	Principal holding company of Citigroup Inc. in Japan	Diversified global financial services holding company whose businesses provide a broad range of financial services to consumer and corporate customer
(3) Date of incorporation	April 1, 1944	July 2, 1991	March 8, 1988
(4) Head office	6-5, Nihonbashi, Kabuto-cho, Chuo-ku, Tokyo	1-3-1, Marunouchi, Chiyoda-ku, Tokyo	399 Park Avenue, New York, NY U.S.A.
(5) Title /name of the representative	Shoji Kuwashima Director, President & CEO	Douglas L Peterson, Representative Director & CEO	Charles O. Prince, Chairman and CEO
(6) Amount of stated capital (Consolidated)	¥235,336 million (As of Sep. 30, 2007)	¥55,908.45 million	Preferred stock $600 million Common stock $55 million Additional paid-in capital $17,725 million (As of June 30, 2007)
(7) Total number of issued shares	978,991,249 shares (As of Sep. 30, 2007)	2,236,278 shares	Common stock 5,477,416,086 shares Preferred stock 2,405,846 shares Total number of issued common and preferred stock 5,479,821,932 shares (As of June 30, 2007)
(8) Net asset	¥995,821 million (Consolidated) (As of Sep. 30, 2007)	¥109,680 million Non-consolidated) (As of Sep. 30, 2007)	$127,754 million (consolidated) (As of June 30, 2007)
(9) Gross asset	¥9,118,970 million (Consolidated) (As of Sep. 30, 2007)	¥1,128,119 million (Non-consolidated) (As of Sep. 30, 2007)	$2,220,866 million (consolidated) (As of June 30, 2007)

(10)End of the accounting term	End of March	End of December	End of December
(11)Employees	12,734 (Consolidated) (As of Sep. 30, 2007)	34 (Non-consolidated)	Approx 367,000(Consolidated) (As of August 31, 2007)
(12)Major clients	–	–	–
(13)Major shareholders and their percentage of shareholdings	Citigroup Japan Holdings Ltd.(68.1%)	Citigroup Inc. (100%)

Capital Research Management (4.63%)

Barclays Global Investors (3.60%)

State Street (3.02%)

AXA (2.91%)

Vanguard Group (2.81%)

Wellington Management (2.10%)

Fidelity Management (1.76%)

Morgan Stanley & Co. (1.40%)

UBS Global Asset Management (1.38%)

Mellon Financial Corp. (1.16%)

Prince Alwaleed bin Talal ( – ) [2]

(as of Jun. 30, 2007)

(Source: Bloomberg)

(14)Main Financing Bank	Mizuho Corporate Bank	–	–

_________________________

 2 The ownership percentage is not known for this individual investor.

13

(15)Relationship between the concerned companies	Capital relationship	Citigroup Japan Holdings which is a 100% subsidiary of Citigroup Inc., holds 657,711,277 Nikko Cordial Corporation shares (approximately 67.2% of the total outstanding shares).
Human relationship

Currently, there are 3 Citi-nominated directors on Nikko Cordial Corporation’s board. Among these directors, Douglas L Peterson, the chairman of Nikko Cordial Corporation’s board, also the representative director and CEO of Citigroup Japan Holdings, and Stephan R. Volk is the vice chairman of Citigroup Inc.

Business relationship

Nikko Cordial Corporation has concluded the Basic Agreement, the alliance agreement, shareholders agreement with Citigroup Inc. and other companies on Nikko Citigroup Securities’ business operations etc, relationship manager agreement between Nikko Citigroup Securities and Nikko Cordial Securities, several agreements concerning oversea business operation of Nikko Cordial Corporation and Citigroup’s affiliated companies, shareholders agreement on Nikko Citi Trust Bank’s business operation etc and other agreements.

Status as a related party

Citigroup Inc. and Citigroup Japan Holdings became parent companies of Nikko Cordial Corporation respectively on May 9, 2007 and August 6, 2007. Since then they have been related parties of the Company.

(16)	Business Performance for the Most Recent Three Years (In millions of yen, except per share data)
	Nikko Cordial Corporation (100% Subsidiary)			Citigroup Japan Holdings (100% Parent Company)
Fiscal year ended	March 31, 2005 (non-consolidated)	March 31, 2006 (non-consolidated)	March 31, 2007 (non-consolidated)	December 31, 2004 (non-consolidated)	December 31, 2005 (non-consolidated)	December 31, 2006 (non-consolidated)
Operating revenue	322,615	476,211	516,642	0	0	(172)
Operating income	48,744	138,213	98,992	(0)	(1)	(184)
Ordinary income	54,036	149,716	100,443	(0)	(1)	(192)
Net income	36,947	87,994	78,128	(0)	(1)	(192)
Net income per share (yen)	19.92	91.33	81.06	(1,430)	(23,047)	(3,210,498)
Net assets per share (yen)	378.53	842.88	870.04	150,947	127,900	(3,082,598)

4.	After the Share Exchange
(1)	Trade name:	Citigroup Japan Holdings Ltd.
(2)	Main business:	Major holding company of Citigroup Inc. in Japan
(3)	Principal location of headquarters:	3-1 Marunouchi 1-chome, Chiyoda-ku, Tokyo
(4)	Name and title of representative:	Douglas L. Peterson, President and CEO
(5)	Capital:	55,908,450,000 yen
(6)	Net assets:	Not determined at this point
(7)	Total assets:	Not determined at this point
(8)	The end of fiscal term:	December 31st

(9) Outline of accounting procedures:

This transaction will be regarded as a transaction with minority shareholders among transactions under common control. The amount of goodwill to be recorded in connection of the Share Exchange is not determined.

(10)       Outlook of impact on earnings by the Share Exchange:

It is not determined how this Share Exchange will impact Citigroup Japan Holdings.

II. Declaration of Dividends for the 3rd Quarter for the Fiscal Year Ending March 2008

This is to announce that the board of directors of the Company resolved at its meeting held on October 31, 2007 that, in accordance with the Share Exchange Agreement, dividends for the 3rd quarter of the fiscal year ending March 31, 2008 will not be paid in respect of the Company’s shares.

NCC shareholders who will become Citigroup shareholders as a consequence of the Share Exchange shall be entitled to receive dividends payable to Citigroup’s shareholders generally as of a record date after the effective date of the Share Exchange (January 29, 2008 (planned)).

(Note)

Historically, Citigroup has declared a quarterly dividend to its shareholders as of record dates in early February, May, August and November. Dividends are payable on Citigroup’s common shares only as and when declared by Citigroup's board of directors.

(Reference)

	Q1	Q2	Q3	Q4	Annual
Dividend/share FY March 08	4 yen	8 yen	0 yen
Dividend/share FY March 07	6 yen	6 yen	10 yen	2 yen	24 yen

III. Change in Fiscal Year (tax year end)

1.	Reasons for the change

As described in Section I. above, the Company will become a wholly-owned subsidiary as a consequence of the Share Exchange. To that end, the board of directors has resolved on October 31, 2007, to include in the agenda items for the Shareholders Meeting a proposal to amend the Articles of Incorporation, including changing the Company’s fiscal year (tax year end) to December 31 to match to the fiscal year of Citigroup and CJH.

2.	Outline of the Change in Fiscal Year

Before the change	March 31 (of each year)
After the change	December 31 (of each year)

The 67th fiscal term, which corresponds to the year in which such change will occur, shall be the nine months from April 1 through December 31, 2007.

3.	Forecast

Our primary business, the securities business, is strongly influenced by economic and market conditions. Therefore, we disclose our consolidated business performance forecast when it can be reasonably estimated.

The consolidated business performance forecast after the change of the fiscal year will also be disclosed when it can be reasonably estimated.

Important notice

This material is for informational purposes only and does not constitute an offer of any securities or solicitation for exercising voting rights regarding the share exchange transaction with Citigroup Japan Holdings Ltd. and its 100% parent company, Citigroup Inc., announced on October 2, 2007. In connection with that share exchange, Citigroup Inc. has filed with the U.S. Securities and Exchange Commission a registration statement on Form S-4. Shareholders of Nikko Cordial Corporation are urged to read the prospectus that is included in the registration statement because it contains important information. Shareholders are able to obtain a free copy of the prospectus, as well as other information, without charge, at the Securities and Exchange Commission website (http://www.sec.gov). Copies of the prospectus and the filings with the Securities and Exchange Commission that are incorporated by reference in the prospectus can also be obtained, without charge, from Citigroup Document Services at 877 936 2737 inside the United States (outside the United States at 1 718 765 6514), by e-mailing a request to docserve@citigroup.com, or by writing to: Citigroup Document Services 140 58th Street, Suite 8G Brooklyn, NY 11220, USA.

Forward-looking Statements

Certain statements in this document are “forward-looking statements.” These statements are based on management’s current expectations and are subject to uncertainty and changes in circumstances. Actual results may differ materially from those included in these statements due to a variety of factors. More information about these factors is contained in the company’s public filings.

*NOTE: In providing their opinions to NCC’s board of directors, GCA and Greenhill assumed and relied upon, without independent verification, the accuracy and completeness of the information publicly available, supplied or otherwise made available to them by representatives and management of NCC and further relied upon the assurances of the representatives and management of NCC that they were not aware of any facts or circumstances that would make such information inaccurate or misleading. With the consent of NCC’s board of directors, Greenhill assumed that the translations of those documents which Greenhill reviewed or which were made available to Greenhill and which were in Japanese and translations of their discussions with management and other representatives of NCC from Japanese were accurate and complete. GCA and Greenhill assumed with the consent of NCC’s board of directors that the third-party estimates used by GCA and Greenhill in advising NCC’s board of director were a reasonable basis on which to evaluate the business and financial prospects of NCC, and neither GCA nor Greenhill expressed any opinion with respect to such third-party estimates and the data or the assumptions on which they are based. GCA and Greenhill assumed that the Share Exchange would be consummated in accordance with the terms set forth in the final, executed basic agreement and the attached share exchange agreement, which GCA and Greenhill further assumed would be identical in all material respects to the latest drafts thereof that they reviewed, and without waiver of any material terms or conditions set forth in the agreements. GCA and Greenhill further assumed that all material governmental, regulatory and other consents and approvals necessary for the consummation of the share exchange will be obtained without any effect on NCC, Citigroup, the share exchange or the contemplated benefits of the share exchange meaningful to their analysis. Neither GCA nor Greenhill made any independent valuation or appraisal of the assets or liabilities of NCC, nor were GCA or Greenhill furnished with any such valuations or appraisals. The analyses of GCA and Greenhill were necessarily based on financial, economic, market and other conditions as in effect on, and the information made available to GCA or Greenhill as of, October 2, 2007. It should be understood that subsequent developments may affect GCA and Greenhill’s opinions, and they do not have any obligation to update, revise, or reaffirm their opinions. Neither GCA nor Greenhill expressed an opinion as to any aspect of the share exchange other than the fairness of the consideration in the Share Exchange from a financial point of view to the public holders of shares of common stock NCC specified in the opinions GCA and Greenhill. The opinions of GCA and Greenhill were not intended to be and did not constitute a recommendation to the members of NCC’s board of directors as to whether they should approve the share exchange or the basic agreement, and were not intended to be and did not constitute a recommendation as to whether

NCC’s shareholders should approve the share exchange or take any other action in respect thereof at any meeting of NCC’s shareholders convened in connection with the share exchange.

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